NO ACT

DC PE 1-17-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08041735

March 7, 2008

Received SEC
MAR 07 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2008

Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

Re: Arch Coal, Inc.
Incoming letter dated January 17, 2008

Dear Ms. Silberstein:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Arch Coal by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, and the Board of Pensions of the Presbyterian Church (USA). On January 17, 2008, we issued our response expressing our informal view that Arch Coal could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Robert G. Jones
Vice President – Law & General Counsel
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141

PROCESSED
MAR 17 2008
THOMSON FINANCIAL



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

January 17, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Arch Coal, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds")[1] in response to the December 14, 2007 letter sent to the Securities and Exchange Commission (the "Commission") by Robert G. Jones, Vice President and General Counsel of Arch Coal, Inc. ("Arch Coal" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") by virtue of Rule 14a-8(i)(7) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the December 14, 2007 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2008 Proxy Materials. In light of the intense public and governmental concerns about global warming caused by carbon dioxide and other greenhouse gases, the Proposal, which calls for a report on steps to address carbon dioxide emissions, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that Arch Coal seeks.

1 The Board of Pensions of the Presbyterian Church (USA) is a co-sponsor of the Proposal.

I. THE PROPOSAL

The Proposal consists of whereas clauses followed by a resolution. Among other things, the whereas clauses note the unequivocal evidence as to the extremely serious consequences of greenhouse gas emissions, and the need for steps to address those global climate risks.

The Resolved clause then states:

> RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In its letter of December 14, 2007, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue and Focuses on Risks to the Public Health and Safety, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i) (7).

As President Bush recently stated:

> Energy security and climate change are two of the important challenges of our time. The United States takes these challenges seriously, and we are effectively confronting climate change through regulations, public-private partnerships, incentives, and strong investment in new technologies. Our guiding principle is clear: we must lead the world to produce fewer greenhouse gas emissions, and we must do it in a way that does not undermine economic growth or prevent nations from delivering greater prosperity for their people.

(emphasis added). "Statement by the President on Energy Security and Climate Change," White House News (November 28, 2007), at www.whitehouse.gov/news/releases/2007/11/20071128-7.html.

That clear Presidential statement is but the most recent such confirmation that emissions of carbon dioxide and other greenhouse gases, as the major cause of global climate change, are now a subject of great social concern. Similarly, in his January 23, 2007 State of the Union address, President Bush spoke of the need "to confront the serious challenge of global climate change." *See* www.whitehouse.gov/news/releases/2007/01/20070123-2.html. On February 2, 2007, as also reported on the White House website, "The United States joined 112 other nations in finalizing and approving a landmark climate change science report." www.whitehouse.gov/news/releases/2007/02/20070202.html. As summarized by the leader of the U.S. delegation at the meeting that approved the report, it includes "the finding that the Earth is warming and that human activities have very likely caused most of the warming of the last 50 years." *Id*. The report's Summary for Policymakers, at www.ipcc.ch/SPM2feb07.pdf, specifically notes that "Most of the observed increase in globally averaged temperatures since the mid-20th century is *very likely* due to the observed increase in anthropogenic greenhouse gas concentrations" and that "Continued greenhouse gas emissions at or above the current rates would cause further warming and induce many changes in the global climate system during the 21st century that would *very likely* be larger than those observed during the 20th century." *Id.* at pp. 10 and 13 (emphases in original).

The Division has explicitly stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the Commission's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not

> concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In *SLB 14C*, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under rule 14a-8(i) (7). Accordingly, the Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the Xcel proposal, since the Proposal does not request a report on economic risks or benefits. Rather, the Proposal is closely analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Proposal is likewise focused on such threats to the public and therefore, consistent with SLB 14C, it may not be excluded.

To the extent that the Company argues that the focus of the Proposal is an assessment of financial and competitive risks, *SLB 14C* does not require the exclusion of a proposal merely because it makes some references to the financial or reputational effect on the company. In Exxon, one whereas cause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas cause expressed concern about the possible advantageous position of the company's major competitors. Further, in a situation quite similar to the one at hand, the proponents of a successful proposal argued:

> To make the claim that because there are many financial arguments to be made in favor of the resolution that it is focused on an internal risk assessment is disingenuous. The Proposal makes it clear that the overarching concern is for the health and wellbeing of the people and the environment around Bhopal, India. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment.

Dow Chemical Company (March 2, 2006).

In General Electric Company (January 31, 2007), shareholders requested a global warming report that included estimates of costs and benefits to GE of its climate policy. Shareholders also requested that the report discuss the specific scientific data and studies relied on to formulate GE's climate policy, the extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical. Given the fact that the primary focus of the proposal in its entirety was concern about the environment, the Staff upheld the shareholders' proposal even though part of the proposal related to an evaluation of risks and liabilities.

Thus the Proposal, which on its face, in the words of *Staff Legal Bulletin 14C,* "focuses on the company minimizing or eliminating operations that may adversely affect . . . the public's health," cannot be excluded under Rule 14a-8(i)(7).

B. The No-Action Letters Cited by Arch Coal Are Inapposite.

Regarding shareholder proposals that reference an environmental or public health issue, in *SLB 14C*, the Staff indicated that it considers both the proposal and the supporting statement as a whole in determining whether the focus of the proposal is a significant social policy issue. According to *SLB 14C*, a company may exclude the shareholder proposal if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health...." *Id.* The Staff further stated, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *Id.* Therefore, the determinative issue is the type of action the proposal requests.

The Funds are not seeking an internal risk evaluation, but rather a report on steps to reduce a threat to the public. Consequently, the Proposal is fundamentally distinguishable from the proposals in all of the no-action letters the Company cited, each and every one of which focused instead on economic, financial, legal or regulatory risks to those companies, as follows:

In Standard Pacific Corp. (January 29, 2007), the whereas clause highlighted financial risk as the main concern to be addressed by the requested report:

> As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk. (emphases added.)

Likewise, in Ryland Group, Inc. (February 13, 2006), the whereas clause focused on financial and regulatory risks:

> We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage. (emphases added.)

In Centex Corporation (May 14, 2007), the Supporting Statement emphasized, as the proposal's main intent, an evaluation of financial risk:

> "We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate

change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy." (emphasis added.)

In Willamette Industries, Inc. (March 20, 2001), the requested report on the company's environmental problems had to include an estimate of worst case financial exposure due to environmental issues for the next ten years.

In both Wells Fargo & Company (February 16, 2006) and Wachovia Corporation (February 10, 2006), the identical supporting statements plainly conveyed the desired "financial risk" focus for the requested report:

> Because of the complexity of [the company's] assets and businesses, it is difficult for shareholders to determine the extent that climate change policies and physical impacts will have on the company's long-term business strategy. We believe that a Board-level assessment of these effects would assist shareholders in evaluating our company stock as a long-term investment. (emphasis added.)

In Cinergy Corp. (February 5, 2003), the Resolved Clause clearly indicated that the requested report would focus on evaluation of economic risks:

> RESOLVED: .... (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability). (emphases added.)

In Hewlett-Packard Company (December 12, 2006), the Resolved Clause requested a report focused on financial risks, *i.e.*, the "Costs and benefits to HPQ of its GHG [greenhouse gas emissions] policy."

In Ford Motor Company (March 2, 2004), it appears that the company was granted no-action relief because the proposal called for a highly detailed annual report on global warming/cooling. In addition, the Staff's no-action letter noted that the proposal called for a report that would include "costs and benefits at various degrees of heating or cooling."

In both Chubb Corporation (January 5, 2004) and American International Group, Inc. (February 11, 2004), the identical Resolved Clauses clearly indicated that the requested reports would focus on financial risks to the companies' business – insurance: "a comprehensive assessment of [the company's] strategies to address the impacts of climate change on its business."

In contrast to all of those readily distinguishable financial and economic risk proposals, the Funds' Proposal here is far more closely comparable in its approach to a revised proposal that the New York City Pension Funds submitted to Newmont Mining Corp., and as to which the Staff denied no-action relief. The Funds had revised their proposal to Newmont after the Staff had issued a no-action letter in 2005 with respect to a prior year's proposal by the

Funds for a report evaluating potential environmental and public health risks incurred by the company arising from Newmont's mining and waste disposal operations in Indonesia. Newmont Mining Corp. (February 5, 2005). The revised proposal instead sought a report on the potential environmental and health damages the public faced from those mining operations. The Staff advised that the revised proposal could not be omitted from the company's proxy materials. Newmont Mining Corporation (February 5, 2007). As the Funds' Proposal here to Arch Coal far more closely resembles the revised Newmont proposal in its request for a report that emphasizes how the Company is addressing the risks to public health and safety, the Funds' Proposal to Arch Coal, too, should not be omitted from the company's proxy materials.

III. CONCLUSION

The Funds' Proposal properly requests that Arch Coal report to shareholders about the Company's actions aimed at "minimizing or eliminating operations that may adversely affect . . . the public's health," i.e., the reduction of carbon dioxide emissions from the Company's operations. The Proposal pertains to a matter of widespread public concern, and does not seek a report on financial, economic or regulatory impacts to the Company, and so does not relate to "ordinary business." Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C,* the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,



Janice Silberstein
Associate General Counsel

cc: Robert G. Jones, Esq.
Vice President – Law & General Counsel
Arch Coal, Inc.
One City Place Drive
St. Louis, MO 63141

END